Exhibit 99.1

Agora, Inc. Reports Second Quarter 2021 Financial Results

August 9, 2021

SANTA CLARA, Calif. – (Globe Newswire) – Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced its financial results for the second quarter ended June 30, 2021.

“We have been a public company for one year now. Looking back at the past year, we are very proud to have helped people around the world stay connected during this challenging period. Together with developers on our platform, we are changing the way people work and study, and how people play and live their lives,” said Tony Zhao, founder, chairman and CEO of Agora. “I would like to thank our developers, customers, and partners for their trust in Agora. We will continue to invest in enabling meaningful human connections and creating more real-time engagement possibilities.”

Second Quarter 2021 Highlights

•	Total revenues for the quarter were $42.3 million, an increase of 24.9% from $33.9 million in the second quarter of 2020.
•	Active Customers as of June 30, 2021 were 2,449, excluding those for Easemob, an increase of 64.8% from 1,486 as of June 30, 2020.
•	Constant Currency Dollar-Based Net Expansion Rate, excluding Easemob, was 110% for the trailing 12-month period ended June 30, 2021.
•

Net loss for the quarter was $15.4 million, compared to net income of $3.0 million in the second quarter of 2020. After excluding share-based compensation expense, acquisition related expenses, amortization expense of acquired intangible assets and income tax related to acquired intangible assets, non-GAAP net loss for the quarter was $5.8 million, compared to the non-GAAP net income of $5.8 million in the second quarter of 2020. Adjusted EBITDA for the quarter was negative $7.3 million, compared to $6.9 million in the second quarter of 2020.

•	Total cash, cash equivalents and short-term investments as of June 30, 2021 was $826.6 million.
•

Net cash used in operating activities for the quarter was $8.3 million, compared to net cash generated from operating activities of $7.5 million in the second quarter of 2020. Free cash flow for the quarter was negative $11.5 million, compared to $3.6 million in the second quarter of 2020.

Second Quarter 2021 Financial Results

Revenues

Total revenues were $42.3 million in the second quarter of 2021, an increase of 24.9% from $33.9 million in the same period last year, primarily due to increased usage of our video and voice products as a result of our business expansion and usage growth in emerging use cases.

Cost of Revenues

Cost of revenues was $16.5 million in the second quarter of 2021, an increase of 44.8% from $11.4 million in the same period last year, primarily due to increase in bandwidth and co-location costs and depreciation of servers and network equipment as we continue to scale our business.

Gross Profit and Gross Margin

Gross profit was $25.9 million in the second quarter of 2021, an increase of 14.8% from $22.5 million in the same period last year. Gross margin was 61.1% in the second quarter of 2021, a decrease of 5.3% from 66.4% in the same period last year, primarily due to international expansion to regions with higher infrastructure costs and capacity expansion in anticipation of future usage growth.

Operating Expenses

Operating expenses were $45.3 million in the second quarter of 2021, an increase of 123.9% from $20.2 million in the same period last year.

•

Research and development expenses were $27.0 million in the second quarter of 2021, an increase of 147.3% from $10.9 million in the same period last year, primarily due to increased personnel costs as we continue to build our research and development team, including an increase in share-based compensation from $1.2 million in the second quarter of 2020 to $5.4 million in the second quarter of 2021, as well as the consolidation of Easemob’s research and development team.

•

Sales and marketing expenses were $11.0 million in the second quarter of 2021, an increase of 86.2% from $5.9 million in the same period last year, primarily due to increased personnel costs as we continue to build our sales and marketing team, including an increase in share-based compensation from $0.5 million in the second quarter of 2020 to $1.3 million in the second quarter of 2021, as well as higher advertising expenses compared to prior year.

•

General and administrative expenses were $7.3 million in the second quarter of 2021, an increase of 114.1% from $3.4 million in the same period last year, primarily due to increased personnel costs as we continue to build our administration team, including an increase in share-based compensation from $1.0 million in the second quarter of 2020 to $1.6 million in the second quarter of 2021, as well as higher professional services expensed compared to the prior year.

Other Operating Income

Other operating income was $0.3 million in the second quarter of 2021, compared to $0.8 million in the same period last year, primarily due to less VAT related deductions.

(Loss) Income from Operations

Loss from operations was $19.1 million in the second quarter of 2021, compared to income from operations of $3.1 million in the same period last year.

Interest and Investment Income

Interest and investment income were $3.4 million in the second quarter of 2021, compared to $0.1 million in the same period last year, primarily due to an increase in the average balance of cash and cash equivalents and short-term investments due to proceeds from our initial public offering and concurrent private placement in the second quarter of 2020 and the private placement in the first quarter of 2021, as well as fair value change in equity investments of $1.3 million in the second quarter of 2021.

Income Taxes

Income taxes were $0.4 million in the second quarter of 2021, compared to $0.2 million in the same period last year.

Net (Loss) Income

Net loss was $15.4 million in the second quarter of 2021, compared to net income of $3.0 million in the same period last year.

Net Loss Attributable to Ordinary Shareholders

Net loss attributable to ordinary shareholders for the quarter was $15.4 million, compared to net loss attributable to ordinary shareholders of $157.8 million in the same period last year, primarily due to accretion of preferred shares to redemption value before the completion of our initial public offering.

Net Loss per American Depositary Share

Net loss per American Depositary Share (“ADS”)1 was $0.14, compared to net loss of $4.60 per ADS in the same period last year.

Financial Outlook

Based on currently available information, Agora has adjusted the previous guidance and now expects total revenues for the year ending December 31, 2021 to be between $159 million and $161 million. This outlook reflects the company’s current and preliminary views on the market and operational conditions, and the outlook ranges for year 2021 reflect various assumptions that are subject to change based on uncertainties such as the impact of the COVID-19 pandemic and the new regulation on K12 academic tutoring sector in China.

[1]	One ADS represents four Class A ordinary shares.

Earnings Call

Agora will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9:00 p.m. Eastern Time on the same day. Details for the conference call are as follows:

Event title: Agora, Inc. 2Q 2021 Financial Results

Conference ID: 8897989

Direct Event online registration: http://apac.directeventreg.com/registration/event/8897989

Please register in advance of the conference using the link provided above. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

A digital recording of the conference call will be available for replay two hours after the call’s completion (dial-in number: US 18554525696, International +61 2 81990299; same conference ID as shown above).

Please visit Agora’s investor relations website at https://investor.agora.io/investor-relations on August 9, 2021 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

Agora has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). Agora uses these non-GAAP financial measures internally in analyzing its financial results and believes that use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing Agora’s financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expense of acquired intangible assets and income tax related to acquired intangible assets. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses, acquisition related expenses, amortization expense of acquired intangible assets and income tax related to acquired intangible assets that we include in cost of revenues, total operating expenses and net income (loss). We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with Agora’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of Agora’s historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of Agora’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Agora defines non-GAAP net income (loss) as net income (loss) adjusted to exclude share-based compensation expense, acquisition related expenses, amortization expense of acquired intangible assets and income tax related to acquired intangible assets.

Adjusted EBITDA

Agora defines Adjusted EBITDA as net income (loss) before exchange gain (loss), interest and investment income, income taxes, depreciation and amortization, and adjusted to exclude the effects of share-based compensation expense, acquisition related expenses, amortization expense of acquired intangible assets and income tax related to acquired intangible assets.

Free Cash Flow

Agora defines free cash flow as net cash provided by operating activities less purchases of property and equipment. Agora considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

Agora also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

Agora defines an active customer at the end of any particular period as an organization or individual developer from which Agora generated more than $100 of revenue during the preceding 12 months. Agora counts customers based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Constant Currency Dollar-Based Net Expansion Rate

Agora calculates Dollar-Based Net Expansion Rate for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. Constant Currency Dollar-Based Net Expansion Rate is calculated the same way as Dollar-Based Net Expansion Rate but using fixed exchange rates based on the daily average exchange rates prevailing during the prior 12-month period to remove the impact of foreign currency translations. Agora believes Constant Currency Dollar-Based Net Expansion Rate facilitates operating performance comparisons on a period-to-period basis as Agora does not consider the impact of foreign currency fluctuations to be indicative of its core operating performance.

Impact of the Recently Adopted Accounting Pronouncement

Agora adopted ASU 2016-02, Leases (“ASC 842”) beginning January 1, 2021 and elected to use the modified retrospective method with the optional transition that allows for a cumulative-effect adjustment to the opening balance of retained earnings recorded on January 1, 2021, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings was required. Upon adoption of ASC 842 on January 1, 2021, Agora recognized right of use assets as well as lease liabilities of $6.5 million for operating leases. Agora does not have any finance leases. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included under the caption “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video, voice and chat experiences into their applications. Agora maintains dual headquarters in Shanghai, China and Santa Clara, California.

For more information, please visit: www.agora.io.

Investor Contact:

Fionna Chen

investor@agora.io

Media Contact:

Suzanne Nguyen

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	160,460	111,218
Short-term investments	666,178	524,220
Accounts receivable, net	33,382	27,840
Prepayments and other current assets	8,205	7,459
Contract assets	884	—
Total current assets	869,109	670,737
Property and equipment, net	18,703	16,754
Operating lease right-of-use assets	6,080	—
Intangible assets	7,785	209
Goodwill	56,142	3,089
Long-term investments	26,532	—
Deferred tax assets	516	511
Other non-current assets	2,257	1,604
Total assets	987,124	692,904

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	6,100	7,721
Advances from customers	7,915	1,339
Taxes payable	1,698	2,172
Current operating lease liabilities	2,743	—
Accrued expenses and other current liabilities	75,263	25,075
Total current liabilities	93,719	36,307
Long-term payable	571	82
Long-term operating lease liabilities	3,204	—
Deferred tax liabilities	1,157	52
Total liabilities	98,651	36,441

Shareholders' equity:
Class A ordinary shares	37	33
Class B ordinary shares	8	8
Additional paid-in-capital	1,080,043	818,428
Accumulated other comprehensive income	2,417	1,941
Accumulated deficit	(194,032)	(163,947)
Total shareholders' equity	888,473	656,463
Total liabilities and shareholders’ equity	987,124	692,904

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2021	2020	2021	2020
Real-time engagement service revenues	40,357	33,672	79,844	69,118
Other revenues	1,976	232	2,714	346
Total revenues	42,333	33,904	82,558	69,464
Cost of revenues	16,474	11,377	33,327	22,459
Gross profit	25,859	22,527	49,231	47,005
Operating expenses:
Research and development	27,003	10,919	52,219	22,607
Sales and marketing	11,009	5,913	19,744	11,915
General and administrative	7,271	3,396	12,992	6,941
Total operating expenses	45,283	20,228	84,955	41,463
Other operating income	342	770	630	793
(Loss) income from operations	(19,082)	3,069	(35,094)	6,335
Exchange gain (loss)	676	7	(19)	—
Interest and investment income	3,437	120	5,474	217
(Loss) income before income taxes	(14,969)	3,196	(29,639)	6,552
Income taxes	(425)	(190)	(446)	(559)
Net (loss) income	(15,394)	3,006	(30,085)	5,993
Less: cumulative undeclared dividends on convertible redeemable preferred shares	—	(3,316)	—	(6,715)
Less: accretion on convertible redeemable preferred shares to redemption value	—	(157,502)	—	(193,466)
Net loss attributable to ordinary shareholders	(15,394)	(157,812)	(30,085)	(194,188)
Other comprehensive loss:
Foreign currency translation adjustments	513	31	389	(470)
Unrealized gain on available-for-sale debt securities	87	—	87	—
Total comprehensive loss attributable to ordinary shareholders	(14,794)	(157,781)	(29,609)	(194,658)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.14)	(4.60)	(0.28)	(6.04)

Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	441,449,908	137,167,618	436,570,420	128,524,877

Share-based compensation expenses* included in:
Cost of revenues	171	118	304	234
Research and development expenses	5,420	1,169	9,180	2,290
Sales and marketing expenses	1,321	492	2,277	1,056
General and administrative expenses	1,612	1,040	2,838	1,911

* In the fourth quarter of 2020, Agora formally implemented the Venture Partners Plan, which was a new incentive plan that can be settled in shares or cash at the discretion of the plan administrator. Therefore, $1.2M, $1.1M and $1.1M accrued in the first, second and third quarter of 2020, respectively, was reclassified from cash bonus expenses to share-based compensation expenses to reflect the costs related to the new incentive plan.

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net (loss) income	(15,394)	3,006	(30,085)	5,993
Adjustments to reconcile net (loss) income to net cash (used in) generated from operating activities:
Share-based compensation expense	8,524	2,819	14,599	5,491
Depreciation of property and equipment	2,084	1,005	3,983	1,750
Amortization of intangible assets	574	—	781	—
Deferred tax expense	(84)	—	(114)	—
Amortization of right-of-use asset and interest on lease liabilities	947	—	1,742	—
Change in the fair value of investments	(1,230)	—	(1,280)	—
Interest income on available-for-sale debt securities	(93)	—	(93)	—
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	1,603	3,320	(4,830)	(12,126)
Contract assets	(48)	—	(176)	—
Prepayments and other current assets	249	(980)	(553)	(3,146)
Other non-current assets	(105)	(17)	45	2
Accounts payable	(4,328)	(3,236)	135	1,552
Advances from customers	(194)	184	(170)	46
Taxes payable	(125)	(631)	(565)	(399)
Operating lease liabilities	(796)	—	(1,823)	—
Accrued expenses and other liabilities	90	1,981	7,336	7,368
Net cash (used in) generated from operating activities	(8,326)	7,451	(11,068)	6,531
Cash flows from investing activities:
Purchase of short-term investments	(196,966)	—	(390,447)	—
Proceeds from sale and maturity of short-term investments	200,078	—	250,078	—
Purchase of property and equipment	(3,209)	(3,825)	(8,442)	(6,321)
Purchase of intangible assets	(37)	—	(202)	—
Purchase of long-term investment	(26,352)	—	(26,352)	—
Cash paid for acquisition, net of cash received	(14,309)	—	(15,728)	—
Net cash used in investing activities	(40,795)	(3,825)	(191,093)	(6,321)
Cash flows from financing activities:
Proceeds from the private placement, net of issuance costs paid	(50)	—	249,950	—
Proceeds from issuance of Series C+ convertible redeemable preferred shares, net of issuance costs of nil	—	—	—	50,000
Proceeds from the IPO and concurrent private placement, net of underwriter discounts and commissions and other offering costs paid	—	485,555	—	485,324
Proceeds from exercise of employees’ share options	418	—	1,453	—
Net cash provided by financing activities	368	485,555	251,403	535,324
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(241)	20	76	(283)
Net (decrease) increase in cash, cash equivalents and restricted cash	(48,994)	489,201	49,318	535,251
Cash, cash equivalents and restricted cash at beginning of period *	209,610	151,733	111,298	105,683
Cash, cash equivalents and restricted cash at end of period **	160,616	640,934	160,616	640,934
Supplemental disclosure of cash flow information:
Income taxes paid	966	724	966	724
Cash payments included in the measurement of operating lease liabilities	796	—	1,822	—
Right-of-use assets obtained in exchange for operating lease obligations	1,076	—	1,489	—
Non-cash financing and investing activities:
Payables for acquisition	—	—	39,441	—
Proceeds receivable from exercise of employees’ share options	156	—	156	—
Payables for property and equipment	331	921	331	921
Accretion to redemption value of convertible redeemable preferred shares	—	157,502	—	193,466
Payables for deferred initial public offering cost	—	1,690	—	1,690

* includes restricted cash balance	156	80	80	80
** includes restricted cash balance	156	80	156	80

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2021	2020	2021	2020
GAAP net (loss) income	(15,394)	3,006	(30,085)	5,993
Add:
Share-based compensation expense	8,524	2,819	14,599	5,491
Acquisition related expenses	577	—	4,699	—
Amortization expense of acquired intangible assets	556	—	748	—
Income tax related to acquired intangible assets	(84)	—	(114)	—
Non-GAAP net (loss) income	(5,821)	5,825	(10,153)	11,484

Net (loss) income	(15,394)	3,006	(30,085)	5,993
Excluding:
Exchange gain (loss)	676	7	(19)	—
Interest and investment income	3,437	120	5,474	217
Income taxes	(425)	(190)	(446)	(559)
Depreciation of property and equipment	2,084	1,005	3,983	1,750
Share-based compensation expense	8,524	2,819	14,599	5,491
Acquisition related expenses	577	—	4,699	—
Amortization expense of acquired intangible assets	556	—	748	—
Adjusted EBITDA	(7,341)	6,893	(11,065)	13,576

Net cash (used in) generated from operating activities	(8,326)	7,451	(11,068)	6,531
Purchase of property and equipment	(3,209)	(3,825)	(8,442)	(6,321)
Free Cash Flow	(11,535)	3,626	(19,510)	210
Net cash used in investing activities	(40,795)	(3,825)	(191,093)	(6,321)
Net cash provided by financing activities	368	485,555	251,403	535,324